Exhibit 99.1

Arbe Announces Q2 2022 Financial Results

Tel Aviv, Israel, Aug. 16, 2022 - Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, today announced financial results for its second quarter ended June 30, 2022.

Key Q2 2022 Highlights:

●	HiRain Technologies, the leading Chinese ADAS Tier 1 supplier, declared that it is undertaking major OEM and autonomous driving projects with Imaging Radars based on Arbe’s chipset, and announced it will reach mass production by 2023.

●	Arbe added two new customer engagements in Q2, including a truck OEM that is a leader in Level 2+ truck design, and a new mobility player focusing on Level 4 vehicles.

●	Tier 1s submitted five requests for proposal (RFPs) and requests for quotation (RFQs) with Arbe’s chipset to major OEMs, committing to supplying the customer with volumes ranging from 400 thousand to 1 million systems per year.

●	Arbe is shortlisted in 8 RFPs / RFQs that bring total potential revenues to $7.5B by the end of the decade.

●	GlobalFoundries completed the chipset testing setup toward mass production of Arbe’s chipset, delivered the first significant customer samples shipment, and signed a long-term manufacturing agreement with Arbe.

●	Introduced Lynx, an industry-first Surround Imaging Radar, fulfilling the strong market demand for 360° long-range, high-resolution sensing at an affordable price. Designed for multiple installations around the vehicle – as a corner and a back radar for L2+ and higher autonomous vehicles, and even as a front radar for ADAS - Lynx represents a new and lucrative opportunity for Arbe.

●	Arbe shareholders extended their lock-up period with respect to their shares. Arbe believes this demonstrates the shareholders’ confidence in the long-term potential of Arbe’s business and its ability to execute on the opportunities ahead.

“During the second quarter, we reached a major milestone with our strategic partner and chip manufacturer, GlobalFoundries, who completed the setup of the Arbe chipset testing facility, thus marking significant progress toward mass production,” said Kobi Marenko, Arbe’s Chief Executive Officer. “GlobalFoundries and Arbe signed a long-term strategic manufacturing agreement that addresses quality assurance, assembly and testing, which we believe will secure the quality and capacity necessary to meet our customer commitments.”

Marenko added, “As we enter the second half of 2022, we are shifting our focus to production and execution. We believe that the launch of our new product, Lynx Surround Imaging Radar, represents a tremendous business opportunity for Arbe as well as for our Tier 1 strategic partners. In addition, the HiRain Technologies production timeline announcement, coupled with the progress achieved by all Arbe Tier 1s, is providing Arbe with a strong position ahead of all other industry players.”

Second Quarter 2022 Financial Highlights

Revenues for Q2 2022 were $1.2 million, an increase from $0.5 million in Q2 2021. Backlog as of June 30, 2022, was $1.5 million. Gross margin in Q2 2022 was 72.8%, compared to 31.9% in Q2 2021, mainly related to economy of scale and a decrease in cost as we worked toward production version.

Operating expenses in Q2 2022 were $13.0 million, compared to $6.9 million in Q2 2021. The increase in operating expenses was primarily driven by an increase in research and development expenses from $5.8 million in Q2 2021 to $9.5 million in Q2 2022. The increase was most notably in labor cost and non-cash share-based compensation expenses, and to a lesser extent, an increase in our material and subcontractors cost supporting our research and development efforts. Additionally, the increase in Sales, General and Administration expenses was associated with Arbe being a publicly traded corporation and to the non-cash share-based compensation expenses. As a result, our operating loss increased from $6.7 million to $12.1 million.

Adjusted EBITDA in Q2 2022, a non-GAAP measurement which excludes share-based compensation and non-recurring public offering expenses relating to our business combination with ITAC, yielded a loss of $9.5 million, compared to a loss of $6.4 million in Q2 2021.

Net loss in Q2 2022 was $11.6 million, compared to a net loss of $10.6 million in Q2 2021. The net loss in Q2 2022 included financial income of $0.5 million as contrasted with financial expenses of $3.9 million in Q2 2021. Q2 2022 financial income resulted from the revaluation of warrants partially offset with exchange rate revaluations and financial interest.

Balance Sheet & Liquidity

As of June 30, 2022, Arbe had $71.3 million in cash and cash equivalents with no debt.

Outlook

Management reiterated the outlook for the full year ending December 31, 2022. Based on current estimates, management expects:

●	Revenues to be in the range of $7 million to $11 million, heavily weighted toward the end of the year, when some of the projects are expected to mature

●	Adjusted EBITDA to be in the range of ($34 million) and ($38 million)

●	The company is on track to reach its $312 million revenue goal for 2025

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (833) 316-0562

International: (412) 317-5736

A telephonic replay of the conference call will be available until Aug. 30, 2022, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529

International: (412) 317-0088

Access ID: 7616586

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), the global leader in Perception Radar Chipset Solutions, is spearheading a revolution in sensing, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. A critical sensor for L2+ and higher autonomy, Arbe solutions are 100 times more detailed than the most advanced radars on the market, providing full sensing coverage around the vehicle. Arbe has been selected by leading Tier 1s and car manufacturers to deliver advanced sensing and paradigm-changing perception to a wide range of vehicles and applications across the U.S., Europe, and Asia. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release and the earnings call contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project, ” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) Arbe’s ability to have products manufactured for it by third parties that meet Arbe’s and its customers quality standards and delivery requirements;; (iii) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (iv) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (v) Arbe’s ability to meet is timetable for full production; (vi) Arbe’s expectation that it will be obtain orders from Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution; (vii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (viii) Arbe’s ability to price its products in a manner to enable it to operate profitably; (ix) Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (x) Arbe’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that provide Tier 1 suppliers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xi) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xii) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xiii) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xv) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvi) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xvii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xviii) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xix) changes or inaccuracies in market projections; (xx) changes in Arbe’s business strategy; and (xxi) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022 and in Arbe’s prospectus dated June 22, 2022, which was filed by Arbe with the SEC on June 23, 2022, and its prospectus dated July 11, 2022, which was field by Arbe with the SEC on July 19, 2022, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Miri Segal

msegal@ms-ir.com

917-607-8654

Consolidated Balance Sheets

(U.S. dollars in thousands)
	June 30, 2022		December 31, 2021
Current Assets:	(Unaudited)		(Audited)
Cash and cash equivalents	71,292		100,811
Restricted cash	144		125
Short Term Deposits	400		-
Trade Receivable	1,019		187
Prepaid expenses and other receivables	2,395		3,058
Total current assets	75,250		104,181

Non-Current Assets
Operating lease right-of-use assets	621		-
Property and equipment, net	1,697		1,165
Total non-current assets	2,318		1,165

Total assets	77,568		105,346

Current liabilities:
Short term loan	-		4,916
Trade payables	1,625		2,005
Operating lease liabilities	359		-
Employees and payroll accruals	3,312		3,095
Deferred revenues	391		726
Accrued expenses and other payables	2,199		4,725
Total current liabilities	7,886		15,467

Long term liabilities
Operating lease liabilities	186		-
Warrant Liability	4,605		10,056
Total long-term liabilities	4,791		10,056

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	203,987		199,469
Accumulated Deficit	(139,096)		(119,646)
Total shareholders’ equity	64,891		79,823

Total liabilities and shareholders’ equity	77,568		105,346

*)	Represents less than $1.

Consolidated Statements of Operations

(U.S. dollars in thousands, except share and per share data)
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	1,236	521	2,112	1,101
Cost of revenues	337	355	721	678
Gross Profit	899	166	1,391	423

Operating Expenses:
Research and development, net	9,534	5,841	17,337	9,552
Sales and marketing	1,177	452	2,360	747
General and administrative	2,273	597	4,418	1,119
Total operating expenses	12,984	6,890	24,115	11,418

Operating loss	(12,085)	(6,723)	(22,724)	(10,995)

Financial expenses (income), net	(492)	3,859	(3,274)	17,964

Net loss	(11,593)	(10,582)	(19,450)	(28,959)

Basic and diluted net loss per share attributable to Ordinary Shareholders	(0.18)	(1.11)	(0.31)	(3.07)

Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders*	63,286,563	9,525,280	63,390,139	9,417,400

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)
	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash flows from operating activities:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	(11,593)	(10,582)	(19,450)	(28,959)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	111	96	217	149
Stock-based compensation	2,348	167	4,207	312
Warrants to service providers	96	18	96	37
Revaluation of warrants and accretion	(2,014)	851	(5,149)	4,126
Revaluation of convertible loan	-	2,944	-	13,706

Change in operating assets and liabilities:
Increase in trade receivable	(367)	(77)	(832)	(348)
Decrease (increase) in prepaid expenses and other receivables	1,003	(54)	663	(273)
Operating lease ROU assets and liabilities, net	(59)	-	(75)	-
Increase (decrease) in trade payables	62	757	(605)	823
Increase (decrease) in employees and payroll accruals	(155)	(105)	217	-
Increase (decrease) in deferred revenue	(340)	(34)	(335)	-
Increase (decrease) in accrued expenses and other payables	339	(174)	(2,526)	191

Net cash used in operating activities	(10,569)	(6,194)	(23,572)	(10,237)

Cash flows from investing activities:
Change in bank deposits	-	(1,900)	(400)	(1,900)
Purchase of property and equipment	(283)	(100)	(526)	(440)
	-	-	-	-
Net cash used in investing activities	(283)	(2,000)	(926)	(2,340)

Cash flows from financing activities:
Repayment of long-term loan	-	(463)	-	(914)
Payment of deferred transaction costs	-	(60)	-	(60)
Repayment of short-term loan	(5,217)	-	(5,217)	-
Proceeds from exercise of warrants	-	28	-	2,467
Proceeds from exercise of options	118	63	215	97
Proceeds from convertible loan	-	-	-	11,337

Net cash provided (used in) by financing activities	(5,099)	(432)	(5,002)	12,927

Increase (decrease) in cash, cash equivalents and restricted cash	(15,951)	(8,628)	(29,500)	350
Cash, cash equivalents and restricted cash at the beginning of the year	87,387	11,933	100,936	2,954

Cash, cash equivalents and restricted cash at the end of the period	71,436	3,305	71,436	3,305

Reconciliation of GAAP Net Loss to NON-GAAP Net Loss

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(11,593)	(10,582)	(19,450)	(28,959)

Add:
Stock-based compensation	2,348	167	4,207	312
Warrants to service providers	96	18	96	37
Revaluation of warrants and accretion	(2,014)	851	(5,149)	4,126
Revaluation of convertible loan	-	2,944	-	13,706
Non-recurring initial public offering expenses		-	130	-

Non-GAAP net loss	(11,163)	(6,603)	(20,166)	(10,778)

Basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.18)	(0.69)	(0.32)	(1.14)

Weighted-average number of shares used in computing basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders*	63,286,563	9,525,280	63,390,139	9,417,400

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(11,593)	(10,582)	(19,450)	(28,959)

Add:
Financial expenses (income), net	(492)	3,859	(3,274)	17,964
Depreciation	111	96	217	149
Stock-based compensation	2,348	167	4,207	312
Warrants to service providers	96	18	96	37
Non-recurring initial public offering expenses	-	-	130	-

Adjusted EBITDA	(9,530)	(6,443)	(18,074)	(10,497)